December 9, 2013

Jeffrey Gordon
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Hybrid Coating Technologies, Inc.
Form 10-K for the Year ended December 31, 2012
Filed April 16, 2013
Form 10-Q for the Quarter ended June 30, 2013
Filed August 19, 2013
File No. 0-53459

Dear Mr. Gordon:

This letter is being sent to you in response to the Staff letter dated October 29, 2013. In our responses set forth below, we have numbered the paragraphs from the Commission’s letter consecutively.

For your convenience, we have repeated each comment immediately prior to our response below.

Form 10-K for the Year Ended December 31, 2012
Item 9A(T). Controls and Procedures, page 26
Evaluation of Disclosure Controls and Procedures, page 26

1.       Please disclose your conclusion as to whether your disclosure controls and procedures are effective or ineffective, whichever the case may be, in an amendment to your Form 10-K for the year ended December 31, 2012. See Item 307 of Regulation S-K.

RESPONSE: We have modified the language in Item 9A (T) to specifically address your comment and include our conclusion regarding the effectiveness of the Company’s disclosure control and procedures. We have re-filed our Form 10-K for the year ended December 31, 2012 to include the amended Item 9A (T), which now reads as follows:

“ITEM 9A. CONTROLS AND PROCEDURES

Reference is made to the disclosures below under Item 9A(T) Controls and Procedures.

Item 9A(T). Controls and Procedures.
(a) Evaluation of Disclosure Controls and Procedures
We maintain “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) which are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our President and Chief Executive Officer, who also acts as our principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of our management, including our President and Chief Executive Officer, who also acts as our principal financial officer, an evaluation was performed on the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this annual report. Based on that evaluation, our President and Chief Executive Officer, concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this annual report for the purpose of gathering, analyzing and disclosing of information that the Company is required to disclose in the reports it files under the Exchange Act within the time periods specified in the SEC’s rules and forms. The Company has undertaken steps to remedy this and improve the effectiveness of its disclosure controls and procedures.”

Exhibit 31-Certifications

2.       Your Section 306 certifications presented in the December 31, 2012 Forms 10-K and 10- K/A, the March 31, 2013 Form 10-Q and the June 30, 2013 Forms 10-Q and 10-Q/A omit the internal control over financial reporting language from the introductory portion of paragraph 4 as well as paragraph 4(b) of the certifications. In addition, we note that you have made certain other modifications to your certifications. Please file amendments to these filings to include certifications that do not exclude the introductory portion of paragraph 4 as well as paragraph 4(b), and ensure that your certifications conform to the format provided in Item 601(b)(31) of Regulation S-K.

RESPONSE: We have amended our Section 306 certifications to include the required language in the introductory paragraph to Section 4 as well as include Section 4(b) and have ensured our certifications conform to Item 601(b)(31) of Regulation S-K. The following have been re-filed with the amended certifications:

a.	December 31, 2012 Form 10-K

b.	December 31, 2012 Form 10-K/A
c.	March 31, 2013 Form 10-Q
d.	June 30, 2013 Form 10-Q
e.	June 30, 2013 Form 10-Q/A
f.	September 30, 2013 Form 10-Q

Form 10-Q for the Quarter Ended June 30, 2013
Item 1. Financial Statements. Page 1

3.       Given your status as a development stage company, please present in an amendment to your June 30, 2013 Form 10-Q a statement of stockholder’s deficit that includes all activity from your inception through June 30, 2013. Refer to ASC 915-215-45-1.

RESPONSE: We have relied on Rule S-X 10-01 (a)(1-7) in preparing our interim financial statements. The required financial statements under this guidance are the balance sheet, statement of operations and statement of cash flows. Rule 10-01 (a) (7) requires that development stage registrants shall provide the required statements in (a) (2), (3), and (4), as listed previously, and shall also provide cumulative financial statements and disclosures as described in ASC 915. We believe that our current interim filings are in compliance with both the guidance in Rule S-X 10-01 (a) (7) and ASC 915 as we have provided a balance sheet, a cumulative statement of operations, a cumulative statement of cash flows and disclosures as required under Rule S-X 10-01 and the expanded cumulative disclosure required under ASC 915.

The Company does believe that the inclusion of a statement of stockholders’ deficit in our interim filings would be a benefit to our investors. As such, the Company will prospectively file a statement of stockholders’ deficit in our interim financial statements, beginning with our interim financial statements as of March 31, 2014.

Additionally, the Company understands that it is responsible for the adequacy and accuracy of all disclosures made in each of the filings being re-filed hereunder, namely:

a.	December 31, 2012 Form 10-K
b.	December 31, 2012 Form 10-K/A
c.	March 31, 2013 Form 10-Q
d.	June 30, 2013 Form 10-Q
e.	June 30, 2013 Form 10-Q/A
f.	September 30, 2013 Form 10-Q

Furthermore the Company is fully aware that staff comments or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in the event of any proceeding initiated against the Company by the Commission or any person under federal securities laws of the United States.

Sincerely,

/s/ Joseph Kristul
Joseph Kristul
President and Chief Executive Officer
Hybrid Coating Technologies Inc.